UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

LORDSTOWN MOTORS CORP.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

54405Q 100

(CUSIP Number)

Robert M. Loesch

Tucker Ellis LLP

950 Main Avenue, Suite 1100

Cleveland, Ohio, 44113

(216) 696-5916

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 8 TO SCHEDULE 13D

CUSIP No. 54405Q 100

1.	Name of Reporting Person Stephen S. Burns
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

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AMENDMENT NO. 8 TO SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Lordstown Motors Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2300 Hallock Young Road, Lordstown, Ohio 44481.

Item 2.	Identity and Background

(a)                     This Amendment No. 8 to Schedule 13D is being filed by Stephen S. Burns (the “Reporting Person”).

(b)                     The Reporting Person’s address is Stephen S. Burns, c/o Tucker Ellis LLP, 950 Main Avenue, Suite 1100 Cleveland, Ohio 44113, Attention: Robert M. Loesch.

(c)                     The Reporting Person is a 0.0% shareholder of the Company. Until June 13, 2021, the Reporting Person was Chief Executive Officer and a director of the Company.

(d)                     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                     During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

All of the shares of the Common Stock to which this Amendment No. 8 to Schedule 13D relates were acquired by the Reporting Person pursuant to an Agreement and Plan of Merger, dated August 1, 2020 (the “Merger Agreement”), among the Company, DPL Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Lordstown EV Corporation (f/k/a Lordstown Motors Corp.) (“Legacy Lordstown”).  Pursuant to the Merger Agreement, Merger Sub merged with and into Legacy Lordstown, with Legacy Lordstown surviving as the surviving company and as a wholly owned subsidiary of the Company (the “Merger” and collectively with the other transactions described in the Merger Agreement, the “Transactions”).  The Transactions closed on October 23, 2020 (the “Closing”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Legacy Lordstown common stock, par value $0.0001 per share (the “Legacy Lordstown common stock”) converted into and became exchangeable for 46,351,745 shares of the Common Stock for each share of the Legacy Lordstown common stock, such that each converted share of the Legacy Lordstown common stock was no longer outstanding and ceased to exist.

At the Effective Time, the 829,461.91 shares of the Legacy Lordstown common stock held by the Reporting Person were automatically converted into 46,351,745 shares of the Common Stock.

Since the filing of Amendment No. 7 to Schedule 13D with the SEC on May 18, 2023, the Reporting Person sold: (i) on May 23, 2023, 581,000 shares of Common Stock on the open market at an average price per share of $0.27; (the Company completed a 1:15 reverse stock split of the outstanding Common Stock, effective at 12:01 a.m. Eastern Time on May 24, 2023); (ii) on May 24, 2023, 200,000 shares of Common Stock on the open market at an average price per share of $3.74; and (iii) on June 16, 2023, 591,752 shares of Common Stock on the open market at an average price per share of $4.99.

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Item 4.	Purpose of the Transaction

The Reporting Person acquired the Common Stock pursuant to the Merger Agreement.  The information contained in Item 3 of this Amendment No. 8 to Schedule 13D is incorporated herein by reference.

Until June 13, 2021, the Reporting Person served as the Chief Executive Officer and a director of the Company.  Subject to the Registration Rights and Lockup Agreement described in Item 6 of this Amendment No. 8 to Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Company as appropriate for his personal circumstances.

Except as described in this Amendment No. 8 to Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of to Schedule 13D.  The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Amendment No. 8 to Schedule 13D is incorporated herein by reference.

(a) — (b)        The Reporting Person has no beneficial ownership shares of the Common Stock.  The percentage of beneficial ownership is approximately 0.0% of the outstanding shares of the Common Stock.  The percentage of the Common Stock is based on 239,025,591 shares of Common Stock outstanding as of May 1, 2023, according to the Company’s most recent filing with the SEC on Form 10-Q.

(c)                     Other than the sales of shares of Common Stock described in Item 3, above, the Reporting Person has not effected any transactions in the Common Stock since the May 18, 2023 filing of Amendment No. 7 to Schedule 13D.

(d)                     Not applicable.

(e)                     On May 23, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Transactions, the Company and certain stockholders of each of the Company and Legacy Lordstown, including the Reporting Person (collectively, the “Holders”), entered into a Registration Rights and Lockup Agreement (each, a “Registration Rights and Lockup Agreement”).  Pursuant to the terms of the Registration Rights and Lockup Agreement, the Company is required to file a registration statement to register the resale of certain securities of the Company held by the Holders within 45 days after the closing of the Merger.  In addition, the Company is obligated to facilitate or participate in no more than two underwritten offerings for any Holder (and no more than four underwritten offerings for all Holders in the aggregate), and the reasonably expected aggregate gross proceeds from each such underwritten offering must be at least $75 million. The Registration Rights and Lockup Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lockup Agreement further provides for the securities of the Company held by the Holders to be locked up for a period of time following the closing of the Merger, subject to certain exceptions.  In particular, the Reporting Person agreed to a one-year lock-up period for his shares of the Common Stock and a two-year lock-up period for 50% of his shares of the Common Stock (collectively, “Lockup Shares”).  As of the date of this Amendment No. 8 to Schedule 13D, the lock-up period has expired on all of the Lockup Shares. In addition, the Company has recourse for any indemnification claims under Section 8.2 of the Merger Agreement, subject to the limitations set forth in the Merger Agreement, from the Reporting Person’s Lockup Shares. Further, the Reporting Person agreed not to transfer any shares of the Common Stock held by him if, immediately following such transfer, the shares owned by him would be fewer than the number of shares that would be required to satisfy any outstanding indemnification claim made by the Company pursuant to the Merger Agreement. As of the date hereof, there are no outstanding indemnification claims made by the Company pursuant to the Merger Agreement against the Reporting Person.

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This summary is qualified by the actual terms of the Merger Agreement and Registration Rights and Lockup Agreement, copies of which are attached as exhibits to this Amendment No. 8 to Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Agreement and Plan of Merger, dated August 1, 2020, among DiamondPeak Holdings Corp., DPL Merger Sub Corp. and Lordstown Motors Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 3, 2020)
2.	Registration Rights and Lockup Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on October 29, 2020)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2023

By:	/s/ Stephen S. Burns
Stephen S. Burns

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